Exhibit 99.1

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED

JUNE 30, 2022 AND 2021

(unaudited)

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited - expressed in thousands of Canadian dollars)

	Note	June 30 2022	December 31 2021

ASSETS

Current Assets
Cash and cash equivalents		$ 8,901	$ 9,933
Accounts and other receivables		2,459	3,073
Inventories	5	3,424	2,076
Prepaid expenses and other		1,285	1,171
Promissory note receivable		1,250	1,250
Embedded derivative asset	7, 15	1,756	2,752
		19,075	20,255
Non-Current Assets
Restricted cash and deposits		2,998	2,990
Investments		11	24
Mineral properties, plant and equipment	6	88,599	167,077
Embedded derivative asset	7, 15	21,523	20,016

Total Assets		$ 132,206	$ 210,362

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities		$ 11,320	$ 13,058
Lease liabilities	8	2,698	3,056
Revolving credit facility payable	9	9,669	-
Flow-through share premium		991	-
Other current liabilities		728	709
		25,406	16,823
Non-Current Liabilities
Lease liabilities	8	2,079	2,475
Decommissioning and rehabilitation provision	10	4,320	4,962

Total Liabilities		31,805	24,260

Shareholders' Equity		100,401	186,102

Total Liabilities and Shareholders' Equity		$ 132,206	$ 210,362

Liquidity Risk	1
Commitments	19
Subsequent Events	20

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”
(signed)	(signed)

Director	Director

 The accompanying notes are an integral part of the interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(unaudited - expressed in thousands of Canadian dollars, except per share and share amounts)

		Three months ended June 30		Six months ended June 30
	Note	2022	2021	2022	2021

Revenue
Mining operations	12	$ 3,528	$ 7,501	$ 5,580	$ 10,234
Reclamation management		424	438	1,168	1,518
Total revenue		3,952	7,939	6,748	11,752

Cost of Sales
Mining operations	13	9,904	7,994	15,178	12,100
Reclamation management		473	412	1,139	1,185
Total cost of sales		10,377	8,406	16,317	13,285

Gross Profit (Loss)
Mining operations		(6,376)	(493)	(9,598)	(1,866)
Reclamation management		(49)	26	29	333
Total Gross Loss		(6,425)	(467)	(9,569)	(1,533)

Expenses
General and administrative expenses	14	2,189	2,022	3,988	4,010
Write-down of mineral properties, plant and equipment	6	97,048	-	97,048	-
Write-down of inventories	5	-	-	1,308	-
Operating Loss		(105,662)	(2,489)	(111,913)	(5,543)

Other Income (Expense)
Gain (loss) on embedded derivative asset	7, 15	6,255	(200)	643	2,808
Gain on sale of mineral property rights	6	4,308	-	4,308	-
Gain on sale of net smelter return royalty		-	-	-	4,500
Other income and expense		(270)	(135)	(159)	(215)
Income (Loss) Before Taxes		(95,369)	(2,824)	(107,121)	1,550

Income Tax Provision (Recovery)
Deferred		(307)	(76)	(745)	139
Net Income (Loss)		(95,062)	(2,748)	(106,376)	1,411

Other Comprehensive Income (Loss)
Income (loss) on FVTOCI investments, net of tax		(266)	1,065	(268)	135

Total Comprehensive Income (Loss)		$ (95,328)	$ (1,683)	$ (106,644)	$ 1,546

Basic and diluted income (loss) per common share		$ (0.59)	$ (0.02)	$ (0.67)	$ 0.01

Weighted average number of common shares outstanding
Basic		161,727,931	144,275,188	157,965,675	142,490,490
Diluted		161,727,931	147,176,034	157,965,675	145,411,743

The accompanying notes are an integral part of the interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited - expressed in thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021

Cash flows from (used in) operating activities
Net income (loss)	$ (95,062)	$ (2,748)	$ (106,376)	$ 1,411
Items not affecting cash from operations:
Reclamation management contract loss provision	(7)	(35)	48	(75)
Depreciation and depletion of mineral properties, plant and equipment	1,593	1,939	2,311	2,683
Share-based compensation expense	487	434	913	859
Finance costs, foreign exchange and other	(336)	152	(398)	228
Fair value adjustment on embedded derivative asset	(6,255)	200	(643)	(2,808)
Write-down of mineral properties, plant and equipment	97,048	-	97,048	-
Write-down of inventories	-	-	1,308	-
Deferred income tax provision (recovery)	(307)	(76)	(745)	139
Gain on sale of mineral property rights	(4,308)	-	(4,308)	-
Gain on sale of net smelter return royalty	-	-	-	(4,500)
Portion of embedded derivative asset settled	141	(74)	132	(74)
Changes in non-cash working capital balances related to operations
Accounts and other receivables	1,058	(2,175)	570	(2,155)
Inventories	(531)	2,049	(2,568)	1,852
Prepaid expenses and other assets	(299)	289	(265)	219
Deferred revenue	-	-	-	(16)
Accounts payable, lease and accrued liabilities	497	692	(585)	(1,796)
Net cash from (used in) operating activities	(6,281)	647	(13,558)	(4,033)
Cash flows from (used in) investing activities
Expenditures on mineral properties, plant and equipment	(11,657)	(13,565)	(22,446)	(25,012)
Proceeds from sale of shares received for mineral property rights	6,000	-	6,000	-
Interest received	39	-	45	-
Proceeds from sale of net smelter return royalty	-	-	-	4,500
Net cash used in investing activities	(5,618)	(13,565)	(16,401)	(20,512)
Cash flows from (used in) financing activities
Proceeds from issuance of shares	13,078	28,751	22,279	40,452
Issuance costs	(145)	(1,646)	(839)	(2,542)
Repayment of lease liabilities	(770)	(910)	(1,686)	(1,695)
Revolving credit facility	3,417	-	9,669	-
Interest paid	(417)	-	(496)	-
Proceeds from exercise of stock options	-	1,129	-	3,711
Net cash from financing activities	15,163	27,324	28,927	39,926

Increase (Decrease) in Cash and Cash Equivalents	3,264	14,406	(1,032)	15,381
Cash and Cash Equivalents - Beginning of Period	5,637	24,717	9,933	23,742
Cash and Cash Equivalents - End of Period	$ 8,901	$ 39,123	$ 8,901	$ 39,123

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of the interim condensed consolidated financial statements

 ALEXCO RESOURCE CORP.

 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited - expressed in thousands of Canadian dollars)

	Common Shares
	Number of Shares	Amount	Warrants	Share Options, DSUs and RSUs	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance - December 31, 2021	151,557,545	$ 313,138	$ 6,360	$ 11,165	$ 19,732	$ (165,093)	$ 800	$ 186,102
Net loss	-	-	-	-	-	(106,376)	-	(106,376)
Other comprehensive loss	-	-	-	-	-	-	(268)	(268)
Share-based compensation expense recognized	-	-	-	1,241	-	-	-	1,241
Equity Offering, net of issuance costs	11,083,920	21,438	-	-	-	-	-	21,438
Flow-through share premium	-	(1,736)	-	-	-	-	-	(1,736)
Share options forfeited or expired	-	-	-	(1,378)	1,378	-	-	-
Release of RSU settlement shares	82,932	199	-	(199)	-	-	-	-
Balance - June 30, 2022	162,724,397	$ 333,039	$ 6,360	$ 10,829	$ 21,110	$ (271,469)	$ 532	$ 100,401

Balance - December 31, 2020	137,492,168	$ 270,431	$ 6,360	$ 10,401	$ 19,349	$ (161,947)	$ 738	$ 145,332
Net income	-	-	-	-	-	1,411	-	1,411
Other comprehensive income	-	-	-	-	-	-	135	135
Share-based compensation expense recognized	-	-	-	1,102	-	-	-	1,102
Equity Offering, net of issuance costs	10,919,220	37,910	-	-	-	-	-	37,910
Flow-through share premium		(2,686)	-	-	-	-	-	(2,686)
Exercise of share options	2,246,931	5,615	-	(1,904)	-	-	-	3,711
Share options forfeited or expired	-	-	-	(335)	335	-	-	-
Release of RSU settlement shares	250,004	265	-	(265)	-	-	-	-
Balance - June 30, 2021	150,908,323	$ 311,535	$ 6,360	$ 8,999	$ 19,684	$ (160,536)	$ 873	$ 186,915

The accompanying notes are an integral part of the interim condensed consolidated financial statements

 ALEXCO RESOURCE CORP.

 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	DESCRIPTION OF BUSINESS, NATURE OF OPERATIONS, LIQUIDITY RISK AND COVID-19 IMPACTS

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation is principally engaged in the exploration, development, and operation of mineral resource properties. The Corporation’s mineral resource properties are located in the Keno Hill Silver District in the Yukon Territory of Canada.

Alexco is a public company which is listed on the Toronto Stock Exchange and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

Acquisition by Hecla Mining Company

On July 4, 2022, the Corporation entered into a definitive arrangement agreement with Hecla Mining Company (“Hecla”), as assigned and amended (the “Arrangement Agreement”) pursuant to which 1080980 B.C. Ltd. (“108”), a subsidiary of Hecla, will acquire all of the outstanding common shares of Alexco that 108 does not already own. Each outstanding common share of Alexco will be exchanged for 0.116 of a share of Hecla common stock. The acquisition is subject to approvals by Alexco securityholders and Wheaton Precious Metals Corp. (“Wheaton”), as well as applicable regulatory approvals and the satisfaction or waiver of customary closing conditions. Refer to subsequent events (Note 20) for further information in relation to Alexco’s acquisition by 108.

Liquidity Risk

As at June 30, 2022, the Corporation had cash and cash equivalents, accounts and other receivables, inventories, prepaid expenses and other, and promissory note receivable of $17,319,000 to settle accounts payable and accrued liabilities, current lease liabilities, and revolving credit facility payable of $23,687,000. During the three and six month periods ended June 30, 2022, net cash used in (from) operating activities was $6,281,000 and $13,558,000 (2021 – $(647,000) and $4,033,000), respectively. The Corporation has not achieved positive cash flows from operations during ramp-up at Keno Hill. The Corporation's rate of advance of underground development remained insufficient and its operations ramp-up plan were behind schedule. On June 22, 2022, the Corporation announced that it would temporarily suspend milling operations to focus on advancing underground development at the Bermingham and Flame & Moth mines. Subsequent to June 30, 2022, the Corporation obtained the following additional capital resources as a result of its acquisition by Hecla Mining Company:

•	Hecla provided Alexco with a US$30,000,000 secured loan facility with an interest rate of 10%, and
•	Hecla purchased 8,984,100 Alexco shares at $0.50 per common share, for proceeds of $4,492,050.

On July 19, 2022, Hecla and Alexco completed the US$30,000,000 secured loan facility and an affiliate of Hecla purchased 8,984,100 Alexco shares at $0.50 per share for proceeds of $4,492,050, which resulted in 9.9% of Alexco shares being held by Hecla or its affiliates. An initial amount of US$20,000,000 was immediately drawn on the loan facility and the remainder is available on a revolving basis, with the use of proceeds for working capital and capital expenditures purposes according to a plan jointly approved by Alexco and Hecla. The loan and equity financing are intended to provide Alexco with immediate working capital to continue development work at Keno Hill.

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place. The Corporation maintains an internally generated cash flow forecast, which is based on its most recently published technical report and is updated based on actual performance and future expected performance at Keno Hill. Significant assumptions used in preparing the forecast include, but are not limited to, production volumes, development rates, operating costs, development costs, and commodity prices. Adverse changes to these assumptions could affect the Corporation’s available liquidity and its ability to meet its obligations associated with financial liabilities.

Management believes that the additional capital resources obtained subsequent to period-end provides sufficient liquidity to meet its ongoing obligations and support its operating requirements for a period of at least 12 months from June 30, 2022. If the Corporation is unable to achieve its development targets or the acquisition by Hecla is not completed, resulting in the requirement to repay the secured loan facility, then the Corporation will be required to obtain additional funding to repay the loan and continue development at the Keno Hill Silver District.

 ALEXCO RESOURCE CORP.

 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The impacts on global commerce have been far-reaching. There is ongoing uncertainty surrounding COVID-19 and the Corporation notes that COVID-19 pandemic risk remains a risk to development activities at Keno Hill.

2.	BASIS OF PREPARATION, STATEMENT OF COMPLIANCE AND SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim condensed consolidated financial statements follow the same accounting policies and methods of computation as compared with the most recent annual consolidated financial statements, being for the year ended December 31, 2021, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Corporation’s most recent annual consolidated financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on August 11, 2022.

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost method, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	NEW ACCOUNTING STANDARDS

There are no IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Corporation.

4.	CRITICAL JUDGEMENTS AND MAJOR SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the interim condensed consolidated financial statements requires management to select accounting policies and make judgments and estimates that may have a significant impact on the interim condensed consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances.

The following significant judgments were considered by management in the preparation of the interim condensed consolidated financial statements. All other significant judgments and estimates applied in the preparation of the interim condensed consolidated financial statements for the three and six month periods ended June 30, 2022 are consistent with those applied and disclosed in Note 5 to our consolidated financial statements for the year ended December 31, 2021.

Impairment and impairment reversals of mineral properties, plant and equipment

The Corporation reviews and evaluates the carrying value of each of its mineral properties, plant and equipment for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its mineral properties, plant and equipment.

 ALEXCO RESOURCE CORP.

 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at June 30, 2022, indicators of impairment were identified, and the carrying value of the Keno Hill cash generating unit (“CGU”) was compared with its recoverable amount. The recoverable amount of the Keno Hill CGU was determined by management based on the fair value less costs of disposal (“FVLCD”) method using the implied value of Alexco based on the agreed transaction value with Hecla (Notes 1 and 20). Management assessed that the Keno Hill CGU carrying value exceeded its FVLCD and a write-down of mineral properties, plant and equipment was recognized on the interim condensed consolidated statements of income (loss) and comprehensive income (loss). Refer to Note 6 for further discussion on the significant judgements and estimates used in this assessment.

5.	INVENTORIES
	June 30 2022	December 31 2021
Ore in stockpiles	$—	$524
Concentrate	48	80
Materials and supplies	3,376	1,472

Total inventories	$3,424	$2,076

During the three and six month periods ended June 30, 2022, the Corporation recognized a write-down of $nil and $1,308,000 (2021 - $nil and $nil), respectively, of ore in stockpiles and concentrate to their net realizable value.

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT
Cost	Mineral properties	Plant and equipment(i)	Right of use assets	Exploration and evaluation assets	Total

December 31, 2021	$ 207,334	$ 50,711	$ 10,788	$ 26,020	$ 294,853
Additions Disposals	20,909 -	732 (223)	1,255 -	2,041 -	24,937 (223)
Write-down	(83,222)	(13,826)	-		(97,048)
Sale of McQuesten mineral property rights	-	-	-	(1,947)	(1,947)
Transfers from right of use assets to plant and equipment	-	1,995	(1,995)	-	-
Change of estimate in decommissioning and rehabilitation provision	(353)	(358)	-	-	(711)

June 30, 2022	$ 144,668	$ 39,031	$ 10,048	$ 26,114	$ 219,861
Accumulated Depreciation

December 31, 2021	$ 95,337	$ 29,415	$ 3,024	$ -	$ 127,776
Depreciation and depletion Disposals	1,729 -	969 (223)	1,011 -	- -	3,709 (223)
Transfers from right of use assets to plant and equipment	-	652	(652)	-	-

June 30, 2022	$ 97,066	$ 30,813	$ 3,383	$ -	$ 131,262
Net Book Value

December 31, 2021	$ 111,997	$ 21,296	$ 7,764	$ 26,020	$ 167,077

June 30, 2022	$ 47,602	$ 8,218	$ 6,665	$ 26,114	$ 88,599
(i)	The total cost of plant and equipment as at June 30, 2022 includes construction in progress of $670,320.

 ALEXCO RESOURCE CORP.

 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Cost	Mineral properties	Plant and equipment(i)	Right of use assets	Exploration and evaluation assets	Total

December 31, 2020	$ 168,847	$ 45,978	$ 9,879	$ 14,668	$ 239,372
Additions Disposals	38,960 -	5,187 -	1,378 (596)	11,352 -	56,877 (596)
Lease modifications	-	-	127	-	127
Change of estimate in decommissioning and rehabilitation provision	(473)	(454)	-	-	(927)

December 31, 2021	$ 207,334	$ 50,711	$ 10,788	$ 26,020	$ 294,853
Accumulated Depreciation

December 31, 2020	$ 90,856	$ 27,961	$ 1,367	$ -	$ 120,184
Depreciation and depletion Disposals	4,481 -	1,454 -	2,042 (65)	- -	7,977 (65)
Lease modifications	-	-	(320)	-	(320)

December 31, 2021	$ 95,337	$ 29,415	$ 3,024	$ -	$ 127,776
Net Book Value

December 31, 2020	$ 77,991	$ 18,017	$ 8,512	$ 14,668	$ 119,188

December 31, 2021	$ 111,997	$ 21,296	$ 7,764	$ 26,020	$ 167,077
(i)	The total cost of plant and equipment as at December 31, 2021 includes construction in progress of $2,266,000.

During the three and six month periods ended June 30, 2022, the Corporation capitalized to mineral properties, plant and equipment depreciation and depletion of $693,000 and $1,420,000 (2021 - $378,000 and $1,224,000), respectively.

During the three and six month periods ended June 30, 2022, the Corporation exercised buyout options on certain mining equipment leases, resulting in transfers from right of use assets to plant and equipment of $946,000 and $1,995,000 (2021 - $nil and $nil), respectively.

Sale of McQuesten Mineral Property Rights

Effective May 24, 2017, and as amended on July 8, 2019, the Corporation entered into an option agreement for Banyan Gold Corp. (“Banyan”) to buy up to 100% of Alexco’s McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum $2,600,000 in exploration expenditures (incurred), issuing 1,600,000 shares (issued), pay in staged payments a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver. Banyan satisfied the first stage of the option agreement, earning 51% of the McQuesten property. On April 29, 2022, the Corporation sold to Victoria Gold Corp. (“Victoria”) all of its rights, benefits and interests in and to the remaining option consideration payable to Alexco by Banyan under the option agreement with Banyan in exchange for 447,142 shares of Victoria. On May 4, 2022, the Victoria shares were sold for net proceeds of $6,000,000, after selling costs and commissions.

Write-down of mineral properties, plant and equipment

As at June 30, 2022, the Corporation’s net assets exceeded its market capitalization. Furthermore, on June 22, 2022, the Corporation announced that it would temporarily suspend milling operations to focus on advancing underground development at the Bermingham and Flame & Moth mines. Management considered these to be indications of impairment, and as such, carried out an assessment comparing the carrying value of the Keno Hill CGU with its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Keno Hill CGU includes the assets and liabilities related to the Bermingham, Flame & Moth, and Lucky Queen mineral properties, and the Keno Hill District Mill, all within the mining operations reporting segment.

 ALEXCO RESOURCE CORP.

 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

In performing this assessment, management was required to make significant judgments with respect to the allocation of assets and liabilities to the Keno Hill CGU. By their nature, such estimates are subject to risks and significant uncertainty. The recoverable amount of the Keno Hill CGU was determined by management based on the FVLCD method using the implied value of Alexco based on the agreed transaction value with Hecla. According to the terms of the transaction, each outstanding common share of Alexco will be exchanged for 0.116 of a share of Hecla common stock. Based on the results of this assessment, the Corporation recognized a write-down of mineral properties, plant and equipment on the interim condensed consolidated statements of income (loss) and comprehensive income (loss) totaling $97,048,000, attributed as follows:

June 30 2022
Mineral properties Bermingham Flame & Moth Lucky Queen Plant and equipment	$ 46,914 35,424 884 13,826

$ 97,048

In addition, management performed an assessment of its exploration and evaluation assets, which are each separately assessed for impairment. Management has concluded that no impairment indicators exist as at June 30, 2022.

7.	EMBEDDED DERIVATIVE ASSET
	June 30 2022	December 31 2021
Embedded derivative asset – Beginning of period Portion of embedded derivative asset settled Fair value adjustment	$ 22,768 (132) 643	$ 13,074 235 9,459

Embedded derivative asset – End of period	23,279	22,768

Less: current embedded derivative asset	1,756	2,752

Non-current embedded derivative asset	$ 21,523	$ 20,016

During the six month period ended June 30, 2022, a portion of the embedded derivative related to the Wheaton silver purchase agreement (“SPA”) was settled. The embedded derivative asset was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the amended production payment under the amended SPA (amended March 29, 2017 and subsequently on August 5, 2020) which varies depending on the silver pricing curve (Note 15). The fair value of the embedded derivative asset was estimated based on the discounted future cash flows using a probability-based dynamic valuation model resulting in a fair value adjustment for the six month periods ended June 30, 2022 of $643,000 (2021 – $2,808,000).

8.	LEASE LIABILITIES

The Corporation’s lease liabilities are primarily for mining equipment leases related to heavy machinery and equipment dedicated to development and operations at Keno Hill. The weighted average incremental borrowing rate for lease liabilities as at June 30, 2022 was 8.18%.

 ALEXCO RESOURCE CORP.

 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	June 30 2022	December 31 2021
Lease liabilities – Beginning of period Additions Cash flows – Principal payments Non-cash changes – Accretion Disposals Gain on lease buyouts	$ 5,531 1,104 (1,686) 185 - (357)	$ 7,262 1,377 (3,604) 503 (463) -
Lease modifications	-	456

Lease liabilities – End of period	4,777	5,531
Less: current lease liabilities	2,698	3,056

Non-current lease liabilities	$ 2,079	$ 2,475

The Corporation’s undiscounted lease payments consisted of the following:

June 30 2022
2022 2023 2024 2025	$ 1,587 2,360 1,105 102

$ 5,154
9.	REVOLVING CREDIT FACILITY

On September 23, 2021 and subsequently on January 18, 2022, the Corporation and its offtaker amended the existing offtake agreement to allow for an unsecured revolving credit facility (the “Facility”) for up to US$10,000,000. The Facility allows the Corporation to request prepayments, in US$1,000,000 increments, which are repaid in five monthly instalments against future deliveries of concentrate or in cash. The interest rate on drawn amounts is equal to the three month London Interbank Offered Rate (“LIBOR”) + 7.05%. The standby fee on undrawn amounts is 1.5% per annum, payable quarterly. In March and April 2022, the Corporation received prepayments totaling US$10,000,000. As at June 30, 2022, the Corporation has repaid US$2,500,000 of the Facility payable and incurred interest and standby fees of $378,000.

LIBOR settings are currently scheduled to cease publication after June 30, 2023. The Corporation and its offtaker will use an agreed industry standard alternative benchmark interest rate and expect to transition to the alternative rate as widespread market practice is established.

The Facility payable balance is summarized as follows:

June 30 2022
Revolving credit facility payable – Beginning of period Additions – prepayments received Reductions – repayments made Foreign exchange revaluation	$ - 12,716 (3,178) 131

Revolving credit facility payable – End of period	$ 9,669

Subsequent to period-end, during July 2022, the Corporation repaid the entire outstanding balance of the Facility payable.

 ALEXCO RESOURCE CORP.

 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	DECOMMISSIONING AND REHABILITATION PROVISION
	June 30 2022	December 31 2021
Decommissioning and rehabilitation provision – Beginning of period Change due to re-estimation Accretion expense, included in other income and expense	$ 5,667 (711) 44	$ 6,542 (927) 52

Decommissioning and rehabilitation provision – End of period	5,000	5,667

Less: current decommissioning and rehabilitation provision	680	705

Non-current decommissioning and rehabilitation provision	$ 4,320	$ 4,962

11.	CAPITAL AND RESERVES

Shareholders’ Equity

The Corporation is authorized to issue an unlimited number of common shares without par value.

The following share transactions took place during the six month period ended June 30, 2022:

1.	On January 27, 2022, the Corporation completed an equity financing and issued 2,129,685 flow-through shares with respect to “Canadian exploration expenses” (the “CEE Shares”) priced at $2.70 per CEE Share, and 1,480,740 flow-through shares with respect to “Canadian development expenses” (the “CDE Shares”) priced at $2.33 per CDE Share, for aggregate gross proceeds of $9,200,274.
2.	On April 13, 2022, the Corporation completed a non-brokered private placement offering with an affiliate of Hecla for 7,473,495 common shares at a price of $1.75 per share, resulting in gross proceeds of $13,078,616.
3.	82,932 common shares were issued from treasury on the vesting of restricted share units.

Equity Incentive Plans

The Corporation has three equity incentive plans consisting of a share option plan (the “Option Plan”), a restricted share unit plan (the “RSU Plan”), and a deferred share unit plan (the “DSU Plan”) (collectively the “Equity Incentive Plans”). The maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 10% of the number of common shares issued and outstanding from time to time, subject to the following requirements for each plan:

i.	The Option Plan’s maximum aggregate number of common shares issuable on the exercise of share options cannot exceed 5.7% of the number of common shares issued and outstanding;
ii.	The RSU Plan’s maximum aggregate number of common shares to be issued cannot exceed 3% of the number of common shares issued and outstanding; and
iii.	The DSU Plan’s maximum aggregate number of common shares to be issued cannot exceed 2,100,000.

As at June 30, 2022, a total of 8,374,018 share options, 1,075,502 RSUs and 894,000 DSUs were outstanding under the Equity Incentive Plans and a total of 901,272 share options, 3,806,229 RSUs and 1,181,000 DSUs remain available for future granting.

During the three and six month periods ended June 30, 2022, the Corporation recorded total share-based compensation expense of $630,000 and $1,242,000 (2021 – $362,000 and $784,000), which related to the Equity Incentive Plans, of which $143,000 and $330,000 (2021 – $80,000 and $243,000) was recorded to mineral properties and $487,000 and $912,000 (2021 – $282,000 and $541,000) has been charged to income.

 ALEXCO RESOURCE CORP.

 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Share Options

Generally, share options have a maximum term of five years, and vest one-third on each of the first, second, and third anniversary dates of the grant date. The exercise price may not be less than the immediately preceding five-day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

The changes in share options outstanding are summarized as follows:

	Weighted average Exercise price	Number of shares issued or issuable on exercise

Balance – December 31, 2021	$ 2.27	9,672,118

Share options forfeited or expired	$ 2.08	(1,298,100)

Balance – June 30, 2022	$ 2.30	8,374,018

Balance – December 31, 2020	$ 2.17	10,245,934

Share options granted	$ 2.17	1,970,000
Share options exercised	$ 1.66	(2,272,431)
Share options forfeited or expired	$ 2.85	(271,385)

Balance – December 31, 2021	$ 2.27	9,672,118

During the three and six month periods ended June 30, 2022 and 2021, there were no share options granted.

Share options outstanding and exercisable at June 30, 2022 are summarized as follows:

Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$1.27	1,162,000	1.52	$1.27	1,162,000	$1.27
$1.75	40,000	0.13	$1.75	40,000	$1.75
$1.93	60,000	0.86	$1.93	60,000	$1.93
$2.07	1,221,400	0.58	$2.07	1,221,400	$2.07
$2.07	587,000	0.58	$2.07	-	$2.07
$2.12	48,000	2.79	$2.12	48,000	$2.12
$2.17	1,870,100	4.46	$2.17	623,367	$2.17
$2.61	1,894,984	2.46	$2.61	1,894,984	$2.61
$3.19	1,440,534	3.46	$3.19	960,356	$3.19
$3.86	50,000	3.19	$3.86	33,333	$3.86

	8,374,018	2.53	$2.30	6,043,440	$2.28

During the three and six month periods ended June 30, 2022, there were no share options exercised. The weighted average share price at the date of exercise for share options exercised during the three and six month periods ended June 30, 2021 was $3.36 and $3.65, respectively.

Restricted Share Units

Time-based RSUs vest one-third on each of the first, second, and third anniversary dates of the grant date. Performance-based RSUs vest at the end of the third year of the grant date and the number of units to be issued on the vesting date will vary from 0% to 200% of the number of performance-based RSUs granted, depending on the achievement of performance criteria.

 ALEXCO RESOURCE CORP.

 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in RSUs outstanding are summarized as follows:

Number of shares issued or issuable on vesting

Balance – December 31, 2021	1,198,067

RSUs vested	(82,932)
RSUs terminated	(39,633)

Balance – June 30, 2022	1,075,502

Balance – December 31, 2020	566,340

RSUs granted(i)	1,505,449
RSUs vested	(873,722)

Balance – December 31, 2021	1,198,067

(i) RSUs granted include grants to certain employees of the Corporation that include 474,500 performance-based RSUs and 266,500 RSUs issued as settlement of annual cash bonuses. As at June 30, 2022, nil performance-based RSUs have vested.

During the three and six month periods ended June 30, 2022 and 2021, there were no RSUs granted.

The weighted average share price at the date of vesting for RSUs during the six month period ended June 30, 2022 was $2.23 (2021 - $4.23), respectively.

Deferred Share Units

Only directors of the Corporation are eligible for DSUs and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Corporation. During the three and six month periods ended June 30, 2022 and 2021, the Corporation did not grant any DSUs. As at June 30, 2022, there were 894,000 fully vested DSUs outstanding.

 ALEXCO RESOURCE CORP.

 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	REVENUE

The Corporation recorded revenue for the three and six month periods ended June 30, 2022 and 2021 as follows:

	Three months ended		Six months ended
	2022	2021	2022	2021

Mining operations
Concentrate sales(i)	$ 5,819	$ 8,275	$ 8,053	$ 11,851
Less: silver delivered under the Wheaton SPA	(1,363)	(1,658)	(1,730)	(2,372)
Extraction services(ii)	248	240	305	349
Revenue from contracts with customers	4,704	6,857	6,628	9,828
Change in fair value of provisionally priced trade receivables(iii)	(1,176)	644	(1,048)	406
	3,528	7,501	5,580	10,234

Reclamation management(iv)	424	438	1,168	1,518

	$ 3,952	$ 7,939	$ 6,748	$ 11,752

(i) Concentrate sales revenue represents the sale of all concentrate produced at Keno Hill to its offtaker under the Corporation’s offtake agreement, prior to the 25% of silver production that is delivered to Wheaton under the Wheaton SPA. Concentrate sales revenue is recorded net of transportation costs.
(ii) Extraction services revenue represents revenue earned from the mining of silver that is delivered to Wheaton under the Wheaton SPA. The actual cash payment from Wheaton, which differs from the extraction services revenue recognized, is determined using a payment formula, which is dependent on the spot price of silver at time of delivery and Alexco’s stage in the production period as defined in the Wheaton SPA.

(iii)    Change in fair value of provisionally priced trade receivables is attributable to changes in forward metals prices and represents the change in metals prices from the date of revenue recognition to the date of final settlement.

(iv)    Reclamation management revenue represents revenue earned by Elsa Reclamation & Development Company Ltd. (“ERDC”) for the environmental care and maintenance for the historical environmental liabilities of the former United Keno Hill Mines Limited and UKH Minerals Limited (“UKHM”) mineral properties.

13.	COST OF SALES

The Corporation recorded cost of sales for the three and six month periods ended June 30, 2022 and 2021 as follows:

	Three months ended		Six months ended
	2022	2021	2022	2021

Mining operations
Production costs	$ 7,396	$ 4,406	$ 13,325	$ 8,790
Depreciation and depletion	1,338	1,115	2,277	2,087
Site share-based compensation	72	25	142	75
Royalties and selling costs	86		186
Change in inventories	1,012	2,448	(752)	1,148
	9,904	7,994	15,178	12,100

Reclamation management(i)	473	412	1,139	1,185

	$ 10,377	$ 8,406	$ 16,317	$ 13,285

(i) Reclamation management cost of sales represents cost of sales incurred by ERDC for the environmental care and maintenance for the historical environmental liabilities of the former UKHM mineral properties.

 ALEXCO RESOURCE CORP.

 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE OF EXPENSE

The Corporation recorded general and administrative expenses for the three and six month periods ended June 30, 2022 and 2021 as follows:

Corporate	Three months ended		Six months ended
	2022	2021	2022	2021

Depreciation of plant and equipment and ROU assets	$ 73	$ 73	$ 146	$ 146
Business development, investor relations and travel	197	93	257	196
Office and administration	246	272	522	614
Professional and regulatory	352	333	649	684
Salaries and contractors	928	860	1,656	1,589
Share-based compensation	393	391	758	781

	$ 2,189	$ 2,022	$ 3,988	$ 4,010

15.	FINANCIAL INSTRUMENTS

Financial Assets and Liabilities

The carrying amounts of the Corporation’s financial assets and liabilities is as follows:

	Fair Value Hierarchy Classification	June 30 2022	December 31 2021

Fair value through profit or loss:
Embedded derivative asset	Level 3	$ 23,279	$ 22,768
Provisionally priced trade receivables	Level 2	1,136	2,165

Fair value through other comprehensive loss:
Investments in marketable securities	Level 1	11	24
		$ 24,426	$ 24,957

The fair value of the embedded derivative asset related to the Wheaton SPA was estimated based on the discounted future cash flows using a probability-based dynamic valuation model resulting in a fair value adjustment during the six month periods ended June 30, 2022 of $643,000 (2021 – $2,808,000). The model relies upon inputs from the current mine plan less payable ounces already delivered. The model is updated quarterly for the Corporation’s credit spread, Wheaton’s credit spread, risk-free yield curve, silver price forward curve, historical silver price volatility, mineral reserves and resources and the production profile. Management estimates mineral reserves and resources and production profile, based on information compiled and reviewed by management’s experts. Payments from Wheaton are inversely related to the silver price; if, for example, silver prices were to increase or decrease from the current spot and forward prices as at June 30, 2022 by 10% per ounce and all other assumptions remained the same, the approximate derivative asset value would be $20,577,000 and $26,479,000, respectively.

Provisionally priced trade receivables consist of amounts receivable under the Corporation’s offtake agreement. Changes in the fair value of these receivables are recorded as other revenue within mining operations revenue at each period end using quoted forward metal prices obtained from futures exchanges.

Investments in marketable securities consist of investments in publicly traded companies. Changes in the fair value of these investments are recorded through other comprehensive income (FVTOCI) using quoted prices obtained from securities exchanges.

The carrying amounts of all of the Corporation’s other financial assets and liabilities, carried at amortized cost, reasonably approximate their fair values due to their short-term nature.

 ALEXCO RESOURCE CORP.

 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the three and six month periods ended June 30, 2022 and 2021 is as follows:

	Three months ended		Six months ended
	2022	2021	2022	2021

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties, plant and equipment	$152	$111	$339	$254
Capitalization of depreciation to mineral properties, plant and equipment	$693	$666	$1,420	$1,224
Capitalization of re-estimation of decommissioning and rehabilitation provision	$(341)	$(174)	$(711)	$(450)
Shares received for mineral property rights	$6,256	$—	$6,256	$—
Increase (decrease) in non-cash working capital related to:
Mineral properties, plant and equipment	$1,913	$(1,039)	$587	$(1,892)

17.	SEGMENTED INFORMATION

The Corporation had two operating segments during the three and six month periods ended June 30, 2022 and 2021. The first operating segment is mining operations, which includes the production of silver, lead and zinc concentrates, underground mining development, and exploration and evaluation activities. The second operating segment is reclamation management services, which is focused on the clean up of historical liabilities of the Keno Hill Silver District through ERDC under a contract with the Federal Government of Canada. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and Other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities. Operating results are reviewed by the chief operating decision maker, Alexco’s Chief Executive Officer, with respect to resource allocation and for which discrete financial information is available.

Segmented information as at and for the three and six month periods ended June 30, 2022 and 2021 is summarized as follows:

 ALEXCO RESOURCE CORP.

 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the three month period ended June 30, 2022	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$3,528	$424	$—	$3,952

Cost of sales	9,904	473	—	10,377
Depreciation and amortization	—	—	73	73
Share-based compensation	—	—	394	394
Other G&A expenses	38	—	1,705	1,743
Write-down of mineral properties, plant and equipment	97,048	—	—	97,048
Gain on embedded derivative asset	—	—	(6,255)	(6,255)
Gain on sale of mineral property rights	(4,308)	—	—	(4,308)
Other (income) loss	388	—	(139)	249

Segment income (loss) before taxes	$(99,542)	$(49)	$4,222	$(95,369)

Total assets	$94,647	$1,458	$36,101	$132,206
Total liabilities	$27,237	$991	$3,577	$31,805

As at and for the three month period ended June 30, 2021	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$7,501	$438	$—	$7,939

Cost of sales	7,994	412	—	8,406
Depreciation and amortization	—	—	73	73
Share-based compensation	—	—	392	392
Other G&A expenses	—	—	1,557	1,557
Loss on embedded derivative asset	—	—	200	200
Other (income) loss	99	—	36	135

Segment income (loss) before taxes	$(592)	$26	$(2,258)	$(2,824)

Total assets	$151,103	$1,357	$62,988	$215,448
Total liabilities	$25,324	$129	$3,080	$28,533

 ALEXCO RESOURCE CORP.

 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the six month period ended June 30, 2022	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$5,580	$1,168	$—	$6,748

Cost of sales	15,178	1,139	—	16,317
Depreciation and amortization	—	—	146	146
Share-based compensation	—	—	758	758
Write-down of mineral properties, plant and equipment	97,048	—	—	97,048
Write-down of inventories	1,308	—	—	1,308
Other G&A expenses	39	—	3,044	3,083
Gain on embedded derivative asset	—	—	(643)	(643)
Gain on sale of mineral property rights	(4,308)	—	—	(4,308)
Other (income) loss	303	—	(143)	160

Segment income (loss) before taxes	$(103,988)	$29	$(3,162)	$(107,121)

Total assets	$94,647	$1,458	$36,101	$132,206
Total liabilities	$27,237	$991	$3,577	$31,805

As at and for the six month period ended June 30, 2021	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$10,234	$1,518	$—	$11,752

Cost of sales	12,100	1,185	—	13,285
Depreciation and amortization	—	—	146	146
Share-based compensation	—	—	781	781
Other G&A expenses Gain on sale of net smelter royalty	— 2	— —	3,081 (4,500)	3,083 (4,500)
Gain on embedded derivative asset	—	—	(2,808)	(2,808)
Other (income) loss	220	—	(5)	215

Segment income (loss) before taxes	$(2,088)	$333	$3,305	$1,550

Total assets	$151,103	$1,357	$62,988	$215,448
Total liabilities	$25,324	$129	$3,080	$28,533

18.	KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Corporation for the three and six month periods ended June 30, 2022 and 2021 was as follows:

	Three months ended			Six months ended
	2022	2021	2022	2021

Salaries and other short-term benefits	$ 443	$ 426	$ 885	$ 1,151
Share-based compensation	340	362	676	722

Total key management compensation	$ 783	$ 788	$ 1,561	$ 1,873

 ALEXCO RESOURCE CORP.

 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

19.	COMMITMENTS

As at June 30, 2022, the Corporation’s contractual obligations are as follows:

(a)	The Corporation’s purchase commitments totaled $4,090,000 and primarily relate to advisory fees for the acquisition by Hecla (Note 20) and equipment agreements at Keno Hill.

(b)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable Canadian exploration expenses totaling $4,229,000 by December 31, 2023.
20.	SUBSEQUENT EVENTS
(a)	Acquisition by Hecla Mining Company

On July 4, 2022, the Corporation entered into a definitive arrangement agreement with Hecla, as assigned and amended, pursuant to which 108, a subsidiary of Hecla, will acquire all of the outstanding common shares of Alexco that 108 does not already own (the “Arrangement”). Each outstanding common share of Alexco will be exchanged for 0.116 of a share of Hecla common stock implying consideration of US$0.47 per Alexco common share and a premium of 23% based on the companies’ 5-day volume weighted average price on the NYSE and NYSE American on July 1, 2022. In addition, Hecla agreed to (i) provide an interim secured loan facility of up to US$30,000,000 to ensure the development and exploration at Keno Hill continues to be advanced and (ii) subscribe for an additional 8,984,100 common shares of Alexco bringing its ownership share in Alexco to 9.9%.

Hecla also entered into an agreement with Wheaton to terminate its silver streaming interest at Alexco’s Keno Hill property in exchange for US$135,000,000 of Hecla common stock, conditional upon the completion of the acquisition of Alexco discussed above.

On July 19, 2022, Hecla and Alexco completed the US$30,000,000 secured loan facility and an affiliate of Hecla purchased 8,984,100 Alexco shares at $0.50 per share for proceeds of $4,492,050, which resulted in 9.9% of Alexco shares being held by Hecla or its affiliates. An initial amount of US$20,000,000 was immediately drawn on the loan facility and the remainder is available on a revolving basis, with the use of proceeds for working capital and capital expenditures purposes according to a plan jointly approved by Alexco and Hecla. The loan and equity financing are intended to provide Alexco with immediate working capital to continue development work at Keno Hill.

The transaction will be implemented by a Court-approved plan of arrangement under the Business Corporations Act (British Columbia) and requires the approval of: (i) 66 2/3% of the votes cast by the holders of Alexco’s common shares, (ii) 66 2/3% of the votes cast by the affected securityholders of Alexco voting as a single class, and (iii) a majority of the votes cast by the holders of Alexco’s common shares after excluding any votes of Hecla and other persons required to be excluded under Canadian Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, all at a special meeting to be held on August 30, 2022.

The Alexco-Hecla and Wheaton-Hecla transactions are each subject to applicable regulatory approvals and the satisfaction or waiver of customary closing conditions. The agreement provides for customary deal-protection provisions, including a non-solicitation covenant on the part of Alexco, a right for Hecla to match any superior proposal and a termination fee of US$10,000,000, payable by Alexco to Hecla, under certain circumstances.

The special meeting of securityholders of Alexco will be held on August 30, 2022, with the acquisition expected to close on September 7, 2022. The Meeting Materials have been filed by Alexco on SEDAR and EDGAR and are available under Alexco’s profile at www.sedar.com and on EDGAR at www.sec.gov.

(b)	During July 2022, the Corporation repaid the entire outstanding balance of the revolving credit facility payable.